[PDL BioPharma, Inc. Letterhead]

PDL BioPharma, Inc. has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. §200.83

July 11, 2007

Via EDGAR Transmission and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDL BioPharma, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

SEC File No. 000-19756

Dear Mr. Rosenberg:

PDL BioPharma, Inc. (the “Company” or “we”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated May 25, 2007 and concerning our Form 10-K for the fiscal year ended December 31, 2006. For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter. With respect to the Staff’s requests for us to enhance certain of our disclosures, we propose including the revised disclosures, as outlined in or attached to this letter, in our periodic reports, beginning with our next quarterly report on Form 10-Q for the quarterly period ended June 30, 2007. We do not propose to amend our Form 10-K for the fiscal year ended December 31, 2006 to include substantially similar disclosures.

We appreciate the Staff’s assistance in our compliance with applicable disclosure requirements and enhancement of the overall disclosure in our filings.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

Response to Staff’s Comments

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, Page 45

1.	Your sales allowances and rebate accruals and clinical trials expenses disclosures do not appear to discuss the potential variability of reasonably likely changes in your underlying estimates. In addition, although you disclose that your actual results for sales allowances and rebate accruals have differed in the past, you only appear to discuss your June 2006 adjustment of your sales return reserve and do not appear to discuss how accurate any other sales allowance or rebate accrual or clinical trial accrual has been in prior periods. Please provide us in a disclosure-type format, revised discussions of your critical accounting estimates that discuss specifically the judgments you make, why your estimates or assumptions bear the risk of change, the impact on your financial results, financial condition and liquidity of reasonably likely changes in the underlying assumptions and the extent to which actual subsequent experience has differed materially from your initial estimates in each of the periods presented. Please see FR-72.

Response:

In response to the Staff’s request in Comment 1, we will expand our disclosures regarding our accounting estimates for sales allowances, rebate accruals and clinical trials expenses and have included as Attachment A to this letter a revised form of the relevant disclosures.

Sales Allowances and Rebate Accruals, page 46

2.	It appears from your disclosure in Schedule II that your charges against revenues are material to your product sales. In addition, it appears based on your footnote disclosures to that schedule that you include all estimates that reduce gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, in your allowances for accounts receivable. Please provide us in disclosure-type format revised disclosures that address the following comments:

(a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Response:

In response to the Staff’s request in Comment 2(a), we will expand our disclosures regarding our accounting estimates for sales allowances and rebate accruals and have included as Attachment A to this letter a revised form of the relevant disclosures. We have expanded our disclosures to discuss the nature of each sales allowance and rebate accrual and described in more detail those that are both material to our operations and require a high degree of judgment, including clarification as to the balance sheet classification of each reserve.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

(b)	You disclose that you use your contractual terms and historical and expected utilization rates to estimate your chargebacks, government rebates and cash discounts. You also disclose that you estimate returns based on on-going analyses of industry and product historical return patters, information regarding customer use and satisfaction from your sales force, reviewing channel inventory data and reviewing third-party data purchased to monitor the sell-through of your products. To the extent that these factors you consider to estimate your accruals are quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, disclose by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Response:

In response to the Staff’s request in Comment 2(b), we will expand our disclosures regarding our accounting estimates for sales allowances and rebate accruals and have included as Attachment A to this letter a revised form of the relevant disclosures.

With respect to the Staff’s request in Comment 2(b) to disclose the total amount of product that could potentially be returned as of the balance sheet date by expiration period, we have disclosed the impact on future product returns if our return rates were to change by 1%. We believe that this disclosure format is meaningful to the reader because it shows the incremental impact to our operating results of a change in return rates, and the reader could calculate the pool of total estimated product eligible for return by dividing the quantitative impact by the 1% change in rate.

(c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Response:

With respect to the Staff’s request in Comment 2(c) that we discuss any shipments made as a result of incentives and/or in excess of our customers’ ordinary course of business, we respectfully submit to the Staff that we have made no such shipments and have no such incentive programs. We do, however, occasionally ship product to our wholesalers as a result of wholesaler requests to cover future periods where there may be limited wholesaler personnel resources available to either ship or receive the products, for example, in anticipation of a holiday week. When such shipments have increased the revenues we otherwise would have recognized in a particular quarter, and decreased revenues in the subsequent period, we have disclosed the estimated impact on our revenues in the Management’s Discussion and Analysis section of our periodic report. As an example of this type of additional disclosure, please refer to the disclosures we made on page 24 of our quarterly report on Form 10-Q for the quarterly period ended June 30, 2006 regarding the impact of our wholesalers’ ordering prior to the Fourth of July holiday, a copy of which we have provided as Attachment B to this letter.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

(d)	Disclose a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Response:

With respect to the Staff’s request in Comment 2(d) for additional disclosure regarding our accruals for each estimate, we have included a rollforward of the accrual for each estimate that we believe is material to our business in the form of revised disclosures in Attachment A to this letter. Because our products have a two- to three-year shelf life and the terms of our Return Goods Policy allows for product returns only within a certain window surrounding the product expiration date, we rarely experience product returns in the same period during which we sold the products. Therefore, we have included all product returns under one caption in such rollforwards. We have, however, disaggregated our returns reserve as it relates to product sold by us and product sold by others prior to our acquisition of the respective product’s rights, as we believe this form of disclosure provides more transparency with regard to the return levels of our ongoing product sales.

(e)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations. In this regard, based on the information you provide in Schedule II it appears that your total contra-revenue increased as a percentage of product sales in 2006 over 2005 even after adjusting for the impact of your $5.6 million sales return adjustment recorded in June 2006.

Response:

In response to the Staff’s request in Comment 2(e), we will expand our disclosures regarding our period-to-period product sales comparisons with respect to each type of reduction of gross revenues and have included as Attachment C to this letter a revised form of the relevant disclosures. Supplementally, our total contra-revenue increased as a percentage of product sales in 2006 over 2005 due to increased levels of returns reserves (as disclosed in our 2006 filings) and the execution of inventory management agreements (“IMAs”) during the fourth quarter of 2005 through the second quarter of 2006. IMAs generally provide incentives for the wholesaler to maintain inventory levels within specified number of weeks of anticipated consumer demand, and are intended to reduce or eliminate speculative buying behavior by wholesalers. IMAs also generally require the wholesaler to report to us inventory data at the end of each period. Fees associated with our IMAs currently represent [***]% of our gross sales to wholesalers with whom we have such an agreement in place. To the extent that our total contra-revenue fluctuates materially as a percentage of product sales as compared to the comparable period(s) included in our future annual reports or quarterly reports, we will quantify each material factor underlying the change.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

3.	The $5.6 million adjustment in June 2006 to your reserve for product return of Retavase is significant to your total sales of this product. As you began selling this product in 2005, please demonstrate to us how you were able to make reasonable estimates of product returns in 2005 and 2006 in order to record revenues upon transfer of title as required by paragraphs 6f and 8 of SFAS 48.

Response:

With respect to the Staff’s request in Comment 3 regarding the $5.6 million change in estimate for product return reserves we recorded in June 2006, we supplementally advise the Staff that the $5.6 million change in estimate was not solely related to our Retavase product, but was in fact the aggregate change in estimate for our entire product portfolio at that time, consisting of three products – Cardene IV, Retavase and IV Busulfex. Of that $5.6 million change in estimate, approximately $1.9 million was related to our Retavase product. In response to the Staff’s comment regarding our ability to recognize revenue upon the shipment of our products in light of paragraphs 6f and 8 of SFAS 48, Revenue Recognition When Right of Return Exists, we considered each point in these paragraphs of SFAS 48 as it relates to the sale of our products as follows:

6)	If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

f)	The amount of future returns can be reasonably estimated.

Since our acquisition of the rights to our Cardene IV, Retavase and IV Busulfex products in March 2005, we believe that our estimates of future returns were reasonable at the time these estimates were made.

The Cardene IV, Retavase and IV Busulfex products are mature products as demonstrated by the long history of product sales prior to our acquisition of the rights to these products in March 2005. At that time, Cardene IV had been marketed for approximately 13 years, Retavase had been marketed for approximately eight years and IV Busulfex had been marketed for approximately six years. In connection with evaluating the acquisition of the rights to these products, we performed significant due diligence on the product sales and product sales returns for each acquired product, including reviews of sales and returns transactions, gross to net product sales ratios and discussions with the management of ESP Pharma, Inc. (“ESP”), the entity which held the rights to Cardene IV and IV Busulfex at that time. Through these due diligence procedures we were able to review two and a half years, five years and three years of sales and returns information for Cardene IV, Retavase and IV Busulfex, respectively. In addition to this historical information, and upon the acquisition of these products in March 2005, we implemented controls related to product sales returns [***].

***	Certain confidential information on this page has been omitted and furnished separately to the Securities and Exchange Commission.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

Due to the sales history reviewed during the due diligence we performed in connection with the acquisition and the controls described above, we believe we had a basis for revenue recognition upon our acquisition of the products in March 2005.

Throughout 2005 and the first quarter of 2006, we experienced significant product returns from our wholesalers related to sales of Cardene IV and IV Busulfex made by ESP and sales of Retavase made by Centocor, Inc. (“Centocor”), the entity from which we acquired the rights to Retavase, prior to our March 2005 acquisitions of the rights to these products (pre-acquisition sales returns) and comparatively few returns related to sales we made after the acquisition of the rights to these products (post-acquisition sales returns). In reaction to the higher than expected volume of pre-acquisition sales returns, we implemented additional controls related to product sales returns [***].

As of the end of the fourth quarter of 2005, the substantial majority of the cumulative returns we had taken back were of products sold prior to our acquisition of the product rights in March 2005. From review of the data provided to us as a result of the IMAs that were put into place, we believed that the channel inventory levels were between [***] and [***] by the end of 2005. As of the end of the fourth quarter of 2005, based upon the added information provided by our improved controls, we had reason to believe that the causes of the pre-acquisition product returns were not indicative of the expected returns of post-acquisition product sales.

We currently recognize adjustments related to the return of products not sold by us as operating expenses in “other acquisition-related charges,” rather than as a reduction to product sales, as such charges relate to a liability assumed in an acquisition and not to our earnings process. However, prior to the second quarter of 2006 we had accounted for these costs related to Retavase as a reduction of product sales. In the second quarter of 2006, we reclassified these prior period charges from a reduction of product sales to other acquisition-related charges for the Retavase product returns that related to products sold by Centocor prior to our acquisition of the rights to the product in March 2005 to be consistent with the accounting treatment for other similar charges incurred subsequent to our acquisition of ESP that were associated with pre-acquisition operations. As disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, the impact of the reclassification increased product sales, net, and other acquisition-related charges by approximately $1.1 million, $0.8 million and $0.5 million for the three-month periods ended June 30, 2006, March 31, 2006 and June 30, 2005, respectively.

It was and continues to be our policy to maintain a level of inventory in the channel representative of consumer – primarily hospital – demand. Our goal is to maintain approximately four to five weeks of inventory in the wholesaler channel. Because our products are used in the acute-care setting in the hospital, we believe that maintaining a certain inventory level at wholesaler locations can be critical to the consumer.

By the end of the first quarter of 2006, by reducing product shipments to wholesalers, we were able to reduce the channel inventory levels to approximately four to five weeks. At this time, we had reason to believe that the reduction in channel inventory levels to our goal of four to five weeks significantly reduced the risk of future product returns.

***	Certain confidential information on this page has been omitted and furnished separately to the Securities and Exchange Commission.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

In addition, based on discussions that we had with our wholesalers, we believed that hospitals held minimal inventory at any time, between [***] and [***] worth, due to purchasing patterns and inventory storage costs, further supporting our assessment that the risk of future product returns was low.

Due to the process improvements made after our acquisition of the commercial products, at December 31, 2005 and March 31, 2006, we believed that the large volume of pre-acquisition related sales returns we were experiencing were not indicative of what we should have expected for future returns from product sold by us subsequent to the acquisitions in March 2005. In addition, with the information we obtained from discussions with our wholesalers and from review of the data available as a result of the IMAs that were put into place during the fourth quarter of 2005 through the second quarter of 2006, we believed that we could reasonably estimate the amount of product that would be returned.

During the second quarter of 2006, we experienced a higher level of both pre- and post-acquisition returns than we had anticipated and a higher level of post-acquisition returns than we had experienced in any prior quarter. As a result of the significant number of returns during the second quarter of 2006, we reevaluated all available information in order to understand the causes for the returns.

Also during the second quarter of 2006, we were able to obtain additional information as compared to prior periods in conjunction with the reserve setting process due to the receipt of more comprehensive data under our IMAs. Such information enabled us to better evaluate historical channel inventory levels as well as the dating of inventory that we have sold since we acquired the rights to our commercial products in March 2005. In addition, during the second quarter of 2006 close process, we obtained data from our three largest wholesalers for the first time that indicated the dollar amounts and units of historical returns from hospitals on a monthly basis for the first half of 2006. Further, we had available an additional quarter’s worth of actual returns data with respect to product sales we made after our acquisition of product rights in March 2005. In conjunction with the review of all of this data, we found that the majority of the returns accepted by us in the first half of 2006 related to Cardene IV product sales in Q2 and Q3 2005; during these periods, our Cardene IV channel inventory levels were between [***] and [***], and our product dating at the time of shipment was, on average, approximately [***] to [***], which, while in compliance with our policy at that time, was shorter than our general practice of shipping product with [***] or [***] dating. Accordingly, we noted a correlation between the risk of returns, channel inventory levels and the dating of product when it is shipped. [***]

These combined factors during the second quarter of 2006 enabled us to enhance and refine our estimation process for reserves as compared to prior periods, resulting in a $5.6 million change in estimate related to product sales of our three commercial products.

Based on information that we had at each reporting period, we believed that we had a reasonable basis for estimating product sales returns and recognizing revenue upon shipment of product. Further, we believed that our reserves at each period-end were

***	Certain confidential information on this page has been omitted and furnished separately to the Securities and Exchange Commission.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

sufficient to cover future returns of product sold by us. During this period of time, we have also significantly strengthened our internal controls regarding this estimation process.

8.	The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

a)	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

As our products have been on the market for many years and are still under patent protection, we believe the risk of obsolescence or significant changes in demand is extremely low. Further, we are not aware of any products coming onto the market in the near-term that would directly compete with our currently marketed commercial products.

b)	Relatively long periods in which a particular product may be returned.

Wholesalers and distributors can only return product if it is in accordance with our Return Goods Policy, which provides for the return of expired product within a window starting [***] prior to the expiration date through [***] following the expiration date of the product. Our products typically have at least [***] of dating at the time of shipment to the wholesalers. Based upon the controls that we have in place, and our historical experience with product returns, we believe that we can make a reasonable estimate of future returns.

c)	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.

Although we had no historical experience with similar products at the time that we acquired our commercial products in March 2005, the entities that sold these products prior to our acquisition had extensive experience selling these products. As noted above, prior to our acquisition of the rights to these products in March 2005, Cardene IV, Retavase and IV Busulfex had been on the market for approximately 13, eight and six years, for which we had reviewed approximately two and a half, five and three years of information, respectively. We evaluated the product sales returns experience rates of the entities that sold these products prior to our acquisition and considered this information to be an appropriate basis for developing our own estimates. Further, there was continuity in supply of product to our wholesalers, distributors and the consumers of our products, and in the relationships with our wholesalers, as we retained the ESP sales force in connection with the acquisition and integrated them into our operations. In addition to that historic information, we now have over two years of direct experience in the sale of these products.

***	Certain confidential information on this page has been omitted and furnished separately to the Securities and Exchange Commission.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

d)	Absence of a large volume of relatively homogeneous transactions.

Due to regular shipments of our product, the significant majority of which are under the same terms and conditions of sale, there is no absence of a large volume of relatively homogeneous transactions.

The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.

As a result of our analysis above, in accordance with SFAS 48, we believe that we appropriately recognize revenue related to product sales, net of estimated product sales returns, at the time of shipment and transfer of title.

Liquidity and Capital Resources, page 59

4.	You disclose in your contractual obligations table that you do not include any milestone or royalty payments as the timing and likelihood of such payments are not known. Please provide us in disclosure-type format a revised table that discloses the aggregate amount of milestones and any minimum royalty obligations that would be due if all contingent events occurred. In addition, as the spirit of this table is to provide liquidity information to investors, please disclose the aggregate amount of milestones to reasonably expect to be met and payable within the next year from your balance sheet date.

Response:

In response to the Staff’s request in Comment 4, we will revise our disclosures regarding our contractual obligations and have included as Attachment D to this letter a revised form of the relevant disclosures. We supplementally inform the Staff that in addition to the milestone payments payable under the terms of the agreement to purchase the rights to Retavase from Centocor, we may become obligated to make various milestone payments to third-parties under agreements regarding the in-license of intellectual property rights and development and commercialization of therapeutic products. Under these agreements, we are required to make development and/or commercial milestone payments if product candidates reach certain stages of clinical development and/or if certain regulatory requirements are met, such as the filing of an investigational new drug application with the Food and Drug Administration (“FDA”) or receiving marketing approval from the FDA. We currently have no minimum royalty obligations under the terms of any of our agreements. We believe that it would be misleading to our investors to disclose the aggregate amount of milestone payments that potentially could become due under our existing licensing arrangements since it is not probable that many of these milestone payments would become due. Because drug development has a high failure rate, some of these payments may never become due should we abandon the relevant drug development product program for safety, efficacy, competitive or other reasons. As such, we have only disclosed the amount we believe is probable of becoming due and payable within a three-year period from our balance sheet date. We believe that a three-year time frame is relevant to our liquidity and capital resources and a reasonable period over which to disclose potential milestone payments if all contingent events we reasonably expect could occur during this three-year time frame were to occur.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 11, 2007

[***]

Exhibit 31: Certifications

5.	Please represent to us that in future periodic filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the titles of the officers and name of the company in the opening statements and also include the adjectives “annual” and “quarterly” when identifying the report covered by the certifications.

Response:

In future periodic filings we will provide the wording of the certifications attached as exhibit 31 to those filings exactly as presented in Item 601(b)(31) of Regulation S-K.

In addition, at the Staff’s request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the Staff that concurrent with the submission to you of this letter, confidential treatment of portions of the letter is being requested under the Commission’s rules pursuant to the accompanying Confidential Treatment Request. Accordingly, the full response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Should you have any questions or additional comments regarding our response to the Staff’s comments or our Form 10-K for the Fiscal Year ended December 31, 2006, please contact me at (510) 284-8185.

Very truly yours,

/s/ Andrew Guggenhime
Andrew Guggenhime Senior Vice President and Chief Financial Officer

***	Certain confidential information on this page has been omitted and furnished separately to the Securities and Exchange Commission.

Attachment A

to

Response Letter of PDL BioPharma, Inc.

July 11, 2007

Revised Critical Accounting Policy Disclosures

Sales Allowances and Rebate Accruals

We record reductions to product sales for estimated returns of products sold by us and for chargebacks, wholesaler rebates, government rebate programs, such as Medicaid reimbursements, and for customer incentives, such as cash discounts for prompt payment. As of June 30, 2007, our total sales allowances and rebate accruals totaled approximately $XX million on our Consolidated Balance Sheet. We classify all of our sales reserves and rebate accruals as an offset to accounts receivable, with the exception of government rebates, which we classify as other accrued liabilities on our balance sheets.

Categories and descriptions of product sales allowances types are as follows:

•

Product sales returns reserves relate to products returned to us under our Product Return Policy, which allows for the return of expired product within a certain period prior and subsequent to the expiration date.

•	We provide chargeback credits to wholesalers in accordance with our contractual commitments to provide products to hospitals, pharmacies and group purchasing organizations at specified discounts.

•

We provide rebates to our wholesalers in consideration of contractually defined inventory management programs, which were put in place to align wholesaler purchases with underlying consumer demand for our products.

•	Government rebates are contractual price adjustments, such as Medicaid-related adjustments, payable to certain parties that do not purchase our products directly from us.

•	We provide prompt pay discounts to wholesalers for remitting payment on their purchases within established time periods.

Our reserves for wholesaler rebates and prompt pay discounts require little judgment, since these amounts are based on contractual rates applied to known populations of our product sales. Reserves related to government rebate programs are not material to our operating results since the majority of our products are used in the acute-care hospital setting, where Medicaid and other government programs’ coverage is limited. The total amount of such reserves for wholesaler rebates, prompt pay discounts and government rebate programs was approximately $XX million as of June 30, 2007, $XX million of which was classified as an offset to accounts receivable and $XX million of which was classified as other accrued liabilities on our Consolidated Balance Sheet. While we have historically revised our estimates for wholesaler rebates, prompt pay discounts and government rebate programs, to date such changes in estimate have not been material to our operations as the accuracy of such reserves has generally been within 0.2% of our quarterly reported net sales.

Estimates related to our product sales returns reserve for products sold by us and estimates related to our chargebacks allowance require more judgment and changes in these estimates could be material to our operating results. As of June 30, 2007, our reserve for product sales returns for products sold by us was approximately $XX million, which was classified as a reduction to accounts receivable on our Consolidated Balance Sheet. Since we receive returns both for products that we sold, as well as for products sold by companies from whom we acquired the rights to our commercial products, we differentiate our returns reserve based on whether or not we sold the product. We recognize adjustments related to the return of products not sold by us as operating expenses in “other acquisition-related charges,” rather than as a reduction to product sales, as such charges relate to a liability assumed in an acquisition and not to our earnings process. We recognize charges related to our estimates for the return of products sold by us as an offset to product sales, which amounts are estimated in the period during which the products are sold. Estimates for product returns are based on an ongoing analysis of our products’ historical return patterns, monitoring the feedback that we receive from our sales force regarding consumer use and satisfaction, and reviewing wholesaler sell-through and wholesaler ending inventory data provided to us.

We have channel services agreements with our primary wholesalers. These agreements provide monetary incentives in the form of credit for wholesalers to maintain consistent inventory levels. It is our intent to maintain approximately four to five weeks of supply in the wholesaler channel. Based on information that we received from our wholesalers, as of December 31, 2006 and June 30, 2007, inventory in the channel represents approximately four weeks and XX weeks, respectively, of our product sales, which we believe is consistent with underlying consumer demand.

On a quarterly basis, we review our historical rates of product returns and compare the historical rates of return applied to the pool of potential product returns to our product sales returns reserves. Our returns policy allows for returns of expired product within a certain period prior and subsequent to the expiration date.

We continually enhance our returns estimation process in an effort to improve our estimates, and we adjust our estimates if and when trends or significant events indicate that a change in estimate is appropriate. For example, during the second quarter of 2006, based on product returns experienced in that quarter, additional visibility into channel inventory levels and activity and enhancements made to our existing estimation process, we changed our estimates for product sales returns to better reflect the projected future level of returns. The effect of this change in estimate was to reduce product sales, net, during the second quarter of 2006 by approximately $5.6 million, which increased net loss per basic and diluted share by approximately $0.05. In addition, during the first quarter of 2007, based on recent historical return patterns, we refined our estimates with respect to future product returns of two of our currently marketed products. For one product, we slightly increased the rate at which we are reserving for estimated product returns and, for the other, we slightly decreased the accrual rate. [As of March 31, 2007, the returns reserves for one of these products is at the lower end of our estimated range for expected future returns and the returns reserve for the other product is at the higher end of our estimated range. While we believe that the returns reserves for each of these products at the end of the first quarter of 2007 are within reasonable ranges based on our expectations for future product returns, we may experience actual returns that differ from these estimates.] A material deviation from expected returns could either result in an increase or decrease in our net product sales in future periods. Based upon our historical experience, we believe that a one percentage point change in our estimate of future product returns, based upon our estimate of the total pool of possible future product returns, is reasonably likely. As of June 30, 2007, a one percentage point change in the rate of estimated future product returns for any of our three commercial products could result in a net increase or decrease to revenues of between approximately $XX million and $XX million during the quarter in which we make an adjustment.

The table below summarizes our product sales returns reserves (in millions):

	Six months ended June 30,
	2007			2006
Products Sold by PDL:
Beginning balances at December 31, 2006 and 2005		$8.1		$0.5
Provisions to reserve for sales made in current period		XX.X		3.3
Adjustments to reserve for sales made in prior periods		XX.X		5.6
Actual product returns during current period		(XX.X	)	(2.8)

Ending returns reserve balances at June 30, 2007 and 2006	$	XX.X		$6.6
Products Sold Prior to Acquisition by PDL:
Beginning balances at December 31, 2006 and 2005		$0.1		$7.4
Adjustment to other acquisition-related charges		XX.X		3.0
Actual product returns during current period		(XX.X	)	(9.6)

Ending returns reserve balances at June 30, 2007 and 2006	$	XX.X		$0.8

Total Product Returns Reserve at June 30, 2007 and 2006	$	XX.X		$7.4

As of June 30, 2007, our chargeback reserve was approximately $XX million, which was classified as a reduction to accounts receivable on our Consolidated Balance Sheet. Estimates for chargebacks are based on contractual terms, historical utilization rates and expectations regarding future utilization rates for these programs. We make judgments as to the exposure for future chargebacks at the end of each reporting period based on channel inventory information that we receive from our wholesalers and the estimated amount of claims that are in-process, which is based on historical trends of claims’ submissions. Although we experience differences in actual chargeback claims when compared to our estimates, our accrued balances are generally within 1% of our product sales for a quarterly reporting period. See the table below for a summary of our chargeback reserve (in millions):

	Six months ended June 30,
	2007			2006
Beginning balances at December 31, 2006 and 2005		$2.7		$2.8
Provisions to reserve in current period		XX.X		10.5
Actual chargebacks and adjustments during current period		(XX.X	)	(10.0)

Ending chargeback reserve balances at June 30, 2007 and 2006	$	XX.X		$3.3

Clinical Trial Expenses

We base our cost accruals for clinical trials on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations (CROs). In the normal course of business, we contract with third parties to perform various clinical trial activities in the ongoing development of potential drugs. The financial terms of these agreements vary from contract to contract, are subject to negotiation and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, we recognize direct expenses related to each patient enrolled in a clinical trial on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from CROs, such as estimated costs per patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we accrue and recognize expenses in an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial, which we confirm directly with the CRO.

If our CROs were to either under or over report the costs that they have incurred or if there is a change in the estimated per patient costs, it could have an impact on our clinical trial expenses during the period in which they report a change in estimated costs to us. Adjustments to our clinical trial accruals primarily relate to indirect costs, for which we place significant reliance on our CROs for accurate information at the end of each reporting period. Based upon the magnitude of our historical adjustments, we believe that it is reasonably possible that a change in estimate related to our clinical accruals could be approximately 1% of our annual research and development expenses.

Attachment B

to

Response Letter of PDL BioPharma, Inc.

July 11, 2007

Excerpt from page 24 of our Form 10-Q for the quarterly period ended June 30, 2006:

Product sales, net

For the three months ended June 30, 2006, total net product sales increased 1%, or $0.5 million, from the comparable period in 2005. Since we sold the off-patent branded products in the first quarter of 2006, the product sales in the second quarter of 2006 consisted only of the three marketed products, which increased by 7% from the comparable period in 2005. The increase was primarily due to increases in the sales volume of Cardene IV and IV Busulfex and, to a lesser extent, higher average per unit sales prices in the three months ended June 30, 2006 compared to the same period in 2005. We increased the sales prices of Cardene IV and IV Busulfex effective January 2006.

In addition, a majority of our wholesalers had limited staff resources during the first week of July due to Fourth of July vacation schedules, which impacted their ability to service all of their customers in the three-day workweek. Further, this short workweek caused disruptions to their standard product-ordering schedule. Accordingly, our wholesalers had requested that we ship additional product during the last week of June 2006 to compensate for the challenges anticipated during the first week of July 2006. In accordance with the requests, we shipped additional product during the last week of June that otherwise would have been made during the first week of July 2006 to these wholesalers. We believe that the additional product shipments increased net product sales during the second quarter of 2006 in the range of $1.5 million to $2.5 million. Such shipments were made under our standard terms and conditions.

Attachment C

to

Response Letter of PDL BioPharma, Inc.

July 11, 2007

Representative MD&A Disclosures

(to be revised based on actual results)

Product sales, net

For the three and six months ended June 30, 2007, net product sales increased XX% and XX%, or $XX million and $XX million, from the comparable periods in 2006, principally due to increased sales of our Cardene product. Since we divested the rights to our off-patent branded products in the first quarter of 2006, product sales in the first two quarters of 2007 consisted only of our Cardene, Retavase and IV Busulfex products, sales of which increased by XX% from the comparable periods in 2006. In addition, during the second quarter of 2006, based on product returns experienced in the quarter, additional visibility into channel inventory levels and activity and enhancements made to our estimation process, we revised our estimates for product sales returns to better reflect the projected future level of returns. The effect of this change in estimate was to reduce net product sales during the second quarter of 2006 by approximately $5.6 million.

Cardene

Net product sales of our Cardene product increased by $XX million and $XX million in the three and six months ended June 30, 2007 from the comparable periods in 2006. These increases were primarily driven by higher sales volumes of our Cardene IV product and, to a lesser extent, an increase in Cardene IV product prices in January 2007. In addition, the change in estimate that we recognized during the second quarter of 2006 decreased Cardene revenues by approximately $2.9 million, which resulted in a corresponding increase to net revenues during the three and six months ended June 30, 2007, respectively, when compared to the same periods in the prior year. We expect our Cardene net product sales to continue to increase due to expected growth in sales volumes of our Cardene IV product in the foreseeable future.

Retavase

Net product sales of our Retavase product increased by $XX million and $XX million in the three and six months ended June 30, 2007 from the comparable periods in 2006 due to a slight increase in sales volumes. In addition, the change in estimate that we recognized during the second quarter of 2006 decreased Retavase revenues by approximately $1.9 million, which resulted in a corresponding increase to net revenues during the three and six months ended June 30, 2007, respectively, when compared to the same periods in the prior year. We continue to maintain our Retavase product market share in the thrombolytics market, and we believe that opportunities exist for us to expand our market share through focused sales and promotional efforts. We did not institute price increases for our Retavase product in 2006 or the first quarter of 2007, and the competitiveness of the market for thrombolytics may limit our ability to obtain price increases in the future.

IV Busulfex

Net product sales of our IV Busulfex product increased by $XX million and XX million in the three and six months ended June 30, 2007 from the comparable periods in 2006. These increases were primarily due to higher sales volumes with respect to the continued growth of our international sales and, to a lesser extent, a price increase that was effective in January 2007. In addition, the change in estimate that we recognized during the second quarter of 2006 decreased IV Busulfex revenues by approximately $0.9 million, which resulted in a corresponding increase to net revenues during the three and six months ended June 30, 2007, respectively, when compared to the same periods in the prior year. We expect IV Busulfex product sales volumes to continue to increase in the future primarily as a result of international sales expansion.

Attachment D

to

Response Letter of PDL BioPharma, Inc.

July 11, 2007

Revised Contractual Obligations Disclosures

Our material contractual obligations under lease, debt, construction, contract manufacturing and other agreements as of March 31, 2007 are as follows:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
CONTRACTUAL OBLIGATIONS
Operating leases	$6,881	$7,237	$6,883	$65,862	$86,863
Long-term liabilities (1)	8,009	12,892	9,868	46,158	76,927
Convertible notes	11,875	23,750	513,435	—	549,060
Construction contracts and equipment	70,823	—	—	—	70,823
Contract manufacturing (2)	48,194	11,966	—	—	60,160
Total contractual obligations	$145,782	$55,845	$530,186	$112,020	$843,833

(1)	Includes lease payments related to our Lab Building in Redwood City, California, mortgage payments for the buildings we own in Fremont, California, post-retirement benefit obligations and the milestone payments related to our purchase from Roche of product-related rights to Cardene.

(2)	Includes a $15 million milestone payment to Centocor related to a technology transfer milestone under our agreement to purchase rights to Retavase in March 2005. We expect that Centocor will achieve such milestone during the first half of 2008 and, at that time, such amount would become due and payable.

In addition to the amounts disclosed in the table above, we have committed to make potential future “milestone” payments to third parties as part of in-licensing and product development programs. Payments under these agreements generally become due and payable only upon achievement of certain clinical development, regulatory and/or commercial milestones. Because the achievement of these milestones has not yet occurred, such contingencies have not been recorded in our Consolidated Balance Sheet as of March 31, 2007. We estimate that such milestones that could be due and payable over the next year approximate $2 million and milestones that could be due and payable over the next three years approximate $4 million.